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MORRISON & FOERSTER LLP

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BRUSSELS, DENVER, HONG KONG,

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SAN FRANCISCO, SHANGHAI, SINGAPORE,

TOKYO, WASHINGTON, D.C.

September 7, 2023

VIA EDGAR

Attention: Jenny O’Shanick, Erin Purnell

Division of Corporation Finance

Office of Manufacturing

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Arm Holdings plc
Amendment No. 2 to
Registration Statement on Form F-1
Filed on September 5, 2023
File No. 333-274120

Ladies and Gentlemen,

On behalf of our client, Arm Holdings plc, a foreign private issuer incorporated under the laws of England and Wales (the “Company”), we are responding to the comment from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to Amendment No. 2 to the Company’s registration statement on Form F-1 filed on September 5, 2023 contained in the Staff’s letter dated September 7, 2023 (the “Comment Letter”). The Company is concurrently filing Amendment No. 3 to its registration statement on Form F-1 (“Amendment No. 3”) together with this response letter.

Set forth below is the Company’s response to the Staff’s comment. We have reproduced below in bold the Staff’s comment and have provided the Company’s response immediately following the comment.

Amendment No. 2 to Form F-1 filed September 5, 2023

Part II

Information Not Required in Prospectus

Item 8. Exhibits and Financial Statement Schedules

Exhibit 5.1 - Opinion of Morrison & Foerster (UK) LLP

1.

We note the statement that the opinion relates to the sale of American Depositary Shares. Please have counsel provide a revised opinion that states the number of shares to be offered, including the underwriters’ overallotment amount. Further, please remove assumption 5.9. Counsel may not assume that the registrant is not in bankruptcy. Finally, please revise to expressly consent to the reference to the counsel’s firm under the caption “Legal Matters” in the prospectus. Refer to Sections II.A.1. and II.B.3.a of Staff Legal Bulletin No. 19.

September 7, 2023

Page Two

Response: In response to the Staff’s comment, the Company has requested counsel to provide a revised opinion to address the Staff’s comment. The Company is filing a revised opinion of counsel as an exhibit to Amendment No. 3, which opinion states the number of shares to be offered, including the underwriters’ overallotment amount, omits assumption 5.9 and expressly consents to the reference to the counsel’s firm under the caption “Legal Matters” in the prospectus.

**********

We hope that the Company’s response above adequately addresses the Staff’s comment. If the Staff has any questions or requires any additional information, please do not hesitate to contact the undersigned by phone at (202) 887-8785 or via e-mail at JustinSalon@mofo.com.

Very truly yours,

/s/ Justin R. Salon
Justin R. Salon CC: Spencer Collins, Arm Holdings plc Jason Child, Arm Holdings plc Laura Bartels, Arm Holdings plc